Sub-Item 77C - Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Old Westbury Real Return Fund, a series of Old Westbury Funds, Inc., was held on March 16, 2015 (the "Meeting"). The following proposal was submitted for a vote of the Fund's shareholders at the Meeting:

1.   To approve a proposal to liquidate and dissolve Old
Westbury Real Return Fund, a series of Old Westbury Funds,
Inc. pursuant to the Plan of Liquidation adopted by the Board of Directors of Old Westbury Fund, Inc.

With respect to the proposal, the following votes were received:

      Shares outstanding as of the record date of the Meeting:
   68,742,922.504

      Shares represented at the Meeting in person or by proxy:
   67,441,411.709

      Shares voted in favor:
   67,439,069.709

      Shares voted against:      0

      Shares abstaining:   2,342.000

Based on the votes received, the proposal was approved by shareholders of the Corporation.